PUBLIC

14048632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 2 8 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallachBeth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 6th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser C.P.A.s, P.C.
(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wallach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallachBeth Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY CLARK
NOTARY PUBLIC, STATE OF NEW YORK
No. 01CL6212597
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES OCTOBER 13, 2017

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLACHBETH CAPITAL, LLC
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.s
NEW YORK STATE SOCIETY OF C.P.A.s
JEFFREY I. GLASER

Independent Auditor's Report

To the Members of
WallachBeth Capital, LLC

We have audited the accompanying statement of financial condition of WallachBeth Capital, LLC (the Company) as of December 31, 2013, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of WallachBeth Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Rosen and Glaser C.P.A.'s P.C.

Rosen and Glaser C.P.A.s, P.C.

Great Neck, New York

February 25, 2014

WALLACHBETH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 2,540,163
Due from broker	1,650,290
Commissions receivable	1,873,061
Marketable securities	21,500
Furniture and fixtures, net of accumulated depreciation of $349,065 (Note 2)	253,881
Leasehold improvements, net of accumulated amortization of $15,750 (Note 2)	125,163
Other assets	438,418
Total assets	$ 6,902,476

LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 1,403,434
Liability for pension benefits (Note 6)	389,460
Total liabilities	1,792,894
Commitments and Contingencies (Notes 9 and 10)	
Members' equity	
Members' equity	5,109,582
Total members' equity	5,109,582
Total liabilities and members' equity	$ 6,902,476

The accompanying notes are an integral part of these financial statements

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2013

Note 1 - ORGANIZATION

WallachBeth Capital, LLC (The "Company") is a New York Limited Liability Company organized in New York State in May 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member member of the Financial Industry Regulatory Authority (FINRA). The Company is an '"inter-market-broker' specializing in exchange-listed equity options and index products ETFs, equities and non-U.S. equities. The Company operates on a fully-disclosed, agency only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported mounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, level 1 - quoted price in accordance with FASB ASC 820, Fair Value and Measurement.

Depreciation and Amortization

Furniture and equipment are being depreciated over their estimated useful lives (2-7 years). Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax returns. However, there is a provision for local unincorporated business tax.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains its cash in bank accounts which, at times may exceed insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 3 - FAIR VALUE MEASUREMENT

The Company carries its investments at fair value. ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Note 3 - FAIR VALUE MEASUREMENT (continued)

	Total	Fair Value Measurements Using		
		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equity Securities	$24,850	$24,850	$0	$0

Note 4 - DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2013, all of the securities owned and the majority of the amounts due from the broker reflected in the Statement of Financial Condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has a lien and right of set-off against all amounts deposited and held in those accounts.

Note 5 - RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers consist of commissions due on institutional options and equity executions.

Note 6 - PENSION PLANS

The Company sponsors a funded defined benefit pension plan for eligible members and employees who are 21 years of age with one or more years of service. Benefits are paid to retirees based on age at retirement, years of credited service, and average compensation. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or amount necessary to meet the funding requirements., as defined by the Internal Revenue Code. Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities.

Note 6 - PENSION PLANS (continued)

The Company also has a 401(k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute from 0% to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company makes a Safe Harbor contribution equal to 3% of compensation. Safe Harbor Contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants.

The Company also sponsors a funded defined benefit pension plan for eligible employees who are 21 years of age with one or more year of service. Benefits are paid to retirees based on age at retirement, years of credited service and average compensation. The Company's funding policy is to contribute the larger of the amount fully required to fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities. The parent is the responsible entitiy with regard to the plan benefits provided by the members.
As such, the plan assets reflect both entities.

A decision has been made to freeze benefit accruals under the plan. It is expected that an amendment will be adopted to do so March 31, 2014.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

OBLIGATIONS AND FUNDED STATUS AT DECEMBER 31
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at date of fiscal year end - prior year	$	880,503
Service Cost		234,076
Interest Cost		38,302
Participant Contributions		-
Plan Amendments		-
Actuarial (gain)/loss		(206,395)
Acquisitions/divestitures		-
Benefits paid		-
Curtailments		-
Settlements		-
Special Termination Benefits		-
Benefit obligation at date of fiscal year end - current year	$	946,486

CHANGE IN PLAN ASSETS

Fair value of plan assets at date of fiscal year end prior year	$	360,107
Actuarial return on assets		4,897
Acquisitions/divestitures		-
Employer Contributions		192,022
Participant Contributions		
Benefits paid		-
Settlements		-
Fair value of plan assets at date of fiscal year end current year	$	557,026

FUNDED STATUS AT END OF YEAR

Amounts recognized in the statement of financial position consist of:

Non Current Assets	-
Current Liabilities	-
Non Current Liabilities	(389,460)
Net amount recognized	(389,460)

Amounts recognized in accumulated other comprehensive

income consist of:

Net loss (gain)	114,216
Prior Service Cost (credit)	-
	114,216

The accumulated benefit obligation for all defined benefit plans at December 31, 2013 and December 31, 2012 was $946,486 and $771,059, respectively.

INFORMATION FOR PLANS WITH ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS

Projected benefit obligation	$	946,486
Accumulated benefit obligation		946,486
Fair value of plan assets		557,026

COMPONENTS OF NET PERIODIC COST AND OTHER AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME

Net Periodic Benefit cost

Service Cost	$	234,076
Interest Cost		38,302
Expected return on plan assets		(27,367)
Amortization of unrecognized transition (asset)/obligation		-
Amortization of prior service cost		11,676
Amortization of net (gains)/loss		10,469
Recognized settlement (gain)/loss		-
Recognized curtailment (gain)/loss		182,219
Net periodic cost	$	449,375

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

Net loss (gain)	(194,394)
Prior Service Cost (Credit)	-
Amortization of prior service cost	(193,895)
Total recognized in other comprehensive Income	(388,289)
Total recognized in net periodic benefit cost and other comprehensive income	61,086

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from the other comprehensive income into net periodic benefit cost over the next fiscal year is $941 and $0, respectively.

ASSUMPTIONS

Weighted average assumptions used to determine benefit obligations at December 31

Discount rate	5.25%
Rate of compensation increase	0.00%

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Weighted average assumptions used to determine net periodic benefit cost for years ended December 31

Discount rate	4.35%
Expected long-term return on plan assets	6.00%
Rate of compensation increase	0.00%

Expected Benefit Payments

Expected Benefit Payments Year 1	0
Expected Benefit Payments Year 2	0
Expected Benefit Payments Year 3	0
Expected Benefit Payments Year 4	0
Expected Benefit Payments Year 5	0
Expected Benefit Payments Year 6 - 10	0

Plan Assets

The Company's overall investment strategy is a current mix of 55% of the assets in fixed indexed products, 37% in short term fixed securities and 8% in a Senior Secured Promissory Note. The fixed index products are tied to the stock market with downside protection and an upside that can be capped or uncapped based on the product and priced based upon current market volatility and interest rates. A portion of the fixed income products, 14.5% of total assets, can be moved into stock funds but the principal is protected through guaranteed income and a death benefit. The remaining amount of the short term fixed assets are invested in a short term government securities fund. The Senior Secured note matures in under two years.

Total Pension Plan Assets
Fair Value Measurement at December 31, 2013

	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Money Market	$970,855	$970,855	-	-
Senior Secured Promissory Note	200,000	-	200,000	-
Fixed Index Products	1,450,151	-	1,450,151	-
Total	$ 2,621,006	$ 970,855	$ 1,650,151	$ -

Assets in the amoiunt of $557,026 are allocated to WallachBeth Capital, LLC.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 7 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2014 and February 25, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 - COMMITMENTS AND CONTINGENT LIABILITIES

Office Lease

The Company leases its office space pursuant to a lease agreement expiring January 31, 2018. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating expenses and taxes over the base year).

The Company also leases a corporate apartment, for a term expiring February 28, 2015.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year	Amount
2014	521,721
2015	528,373
2016	507,186
2017	512,856
2018	43,094

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 10 - GUARANTEES

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, of providing services to ,the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees:

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated The Company has not recorded and contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 11 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securitas and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had Net Capital of $3,262,676 which was $3,143,150 in excess of its required net capital of $119,526. The Company's net capital ratio was 54.95%.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.s
NEW YORK STATE SOCIETY OF C.P.A.s
JEFFREY I. GLASER

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
WallachBeth Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holdings, LLC) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net Capital,under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen and Glaser C.P.A.s, P.C.

Rosen and Glaser C.P.A.s, P.C.

Great Neck, New York
February 25, 2014